東京青山・青木・狛法律事務所

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13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
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www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 FEB 11 P 12:43

[redacted]

08000676

February 6, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase of Own Shares from the Market dated February 4, 2008

Thank you very much for your attention.

PROCESSED
FEB 14 2008
THOMSON FINANCIAL

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

2/12

February 4, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

Under the resolution at the meeting of Board of Directors held on September 18, 2007, the Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase:	From January 1st to 31st, 2008
2. Number of shares repurchased:	226,550 shares
3. Total cost of repurchase:	149,815,350 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on September 18th, 2007

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum) (Rate to the number of outstanding shares: 1.77%)
- Total value of shares to be repurchased:	1,500 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from September 18th, 2007, when Board of Directors' meeting was held, to January 31st, 2008 is as follows:

- Total number of shares repurchased:	561,050 shares
- Total value of shares repurchased:	472,782,750 yen

- END -

END